FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

Revocation of the Call for Regular and Special Shareholder Meeting to be held on March 31, 2016.

BBVA BANCO FRANCES S.A.

Revocation of the Call for Regular and Special Shareholders

Annual Meeting to be held on March 31, 2016.

We hereby inform the shareholders that the Board of BBVA Banco Francés S.A. in its meeting held on March 9, 2016 has decided:

1)	To cancel the call for Regular and Special Shareholders Annual Meeting to be held on March 31, 2016, approved by the Board on February 23, 2016 and therefore the notices published in the Official Gazette and La Nación on February 29, March 1, 2, 3 and 4, 2016;

2)	Convene a Regular and Special Shareholders Annual Meeting on April 26, 2016, the new Call is being publishing in a different notice.

Mr. Jorge Carlos Bledel, Chairman of BBVA Banco Francés S.A. has been appointed in that capacity by the Ordinary and Special Shareholders’ Meeting dated April 7, 2015 and Board Meeting held on that same date.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: March 14, 2016	By:	/s/ Ignacio Sanz y Arcelus
	Name:	Ignacio Sanz y Arcelus
	Title:	Chief Financial Officer